VIA COURIER

Rufus Decker, Accounting Branch Chief    March 7, 2018
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, DC 20549
United States

Dear Sir,

Re:    SSR Mining Inc.
Form 40-F for fiscal year ended December 31, 2016
Filed March 23, 2017
File No. 001-35455

SSR Mining Inc. (formerly Silver Standard Resources Inc.) (the “Company”) hereby acknowledges receipt of the comment letter dated February 9, 2018 from the staff (the “Staff”) of the United States Securities and Exchange Commission concerning the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2016. The Company hereby respectfully requests an extension to on or about March 15, 2018 to provide responses to the Staff’s comments contained in such comment letter.

Please feel free to contact the undersigned at (604) 637-6844 to discuss further.

Sincerely,

Signed “Matthew Langford”

Matthew B. Langford
Corporate Secretary

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4